

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2017

Lisa Averbuch
Chief Executive Officer
Energy Conversion Services, Inc.
2724 Otter Creek Ct 101
Las Vegas, NV 89122

> **Re: Energy Conversion Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2017**
> **File No. 333-220935**

Dear Ms. Averbuch:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your registration statement fails to include financial statements and related disclosures necessary to comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Elaine Dowling, Esq.
EAD Law Group, LLC